Issuer Free Writing Prospectus

Dated October 30, 2023

Filed Pursuant to Rule 433

    relating to the

Preliminary Prospectus Supplement

dated October 30, 2023 and

Prospectus dated March 8, 2021

Registration Statement No. 333-254015

$1,000,000,000

$400,000,000 6.500% Senior Notes due 2034 (the “2034 Notes”)

$600,000,000 6.750% Senior Notes due 2054 (the “2054 Notes”)

Issuer:	Arthur J. Gallagher & Co.

Expected Ratings
(Moody’s/S&P/Fitch)*:	Baa2 (stable) / BBB (stable) / BBB+ (stable)

Security Type:	Senior, Unsecured

Principal Amount:	2034 Notes: $400,000,000
2054 Notes: $600,000,000

Issue Price:	2034 Notes: 99.805% plus accrued interest, if any, from November 2, 2023
2054 Notes: 98.756% plus accrued interest, if any, from November 2, 2023

Proceeds to Issuer (after underwriting
discount but before offering expenses):	2034 Notes: $396,620,000
2054 Notes: $587,286,000

Trade Date:	October 30, 2023

Settlement Date:	November 2, 2023 (T+3)

Maturity Date:	2034 Notes: February 15, 2034
2054 Notes: February 15, 2054

Coupon:	2034 Notes: 6.500% per annum
2054 Notes: 6.750% per annum

Interest Payment Dates:	2034 Notes: Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2024
2054 Notes: Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2024

Benchmark Treasury:	2034 Notes: 3.875% due August 15, 2033
2054 Notes: 3.625% due May 15, 2053

Benchmark Treasury Price/Yield:	2034 Notes: 92-03+ / 4.898%
2054 Notes: 78-00 / 5.069%

Spread to Benchmark Treasury:	2034 Notes: +163 basis points
2054 Notes: +178 basis points

Yield to Maturity:	2034 Notes: 6.528%
2054 Notes: 6.849%

Optional Redemption:	2034 Notes: Prior to November 15, 2033, make-whole call at the greater of 100% of the principal amount of the 2034 Notes to be redeemed and the discounted present value through the par call date at the applicable Treasury Rate plus 25 basis points, plus accrued and unpaid interest

On or after November 15, 2033, par call plus accrued and unpaid interest

2054 Notes: Prior to August 15, 2053, make-whole call at the greater of 100% of the principal amount of the 2054 Notes to be redeemed and the discounted present value through the par call date at the applicable Treasury Rate plus 30 basis points, plus accrued and unpaid interest

On or after August 15, 2053, par call plus accrued and unpaid interest

Change of Control:	Upon certain change of control events, at 101% of the principal amount of Notes, plus accrued and unpaid interest.

Use of Proceeds:	The Issuer expects to use the net proceeds of this offering for general corporate purposes, including the funding of acquisitions.

CUSIP/ISIN:	2034 Notes: 04316J AF6 / US04316JAF66
2054 Notes: 04316J AG4 / US04316JAG40

Joint Book-Running Managers:	BofA Securities, Inc.
Barclays Capital Inc.
BMO Capital Markets Corp.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Lloyds Securities Inc.
Morgan Stanley & Co. LLC

Co-Managers:	Capital One Securities, Inc.
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
Wells Fargo Securities, LLC
Citizens JMP Securities, LLC

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or Barclays Capital Inc. at 1-888-603-5847.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified in this communication, which will be the third business day following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade the Notes on the Trade Date or the following two business days, by virtue of the fact that the Notes initially will settle T+3, should specify an alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the Trade Date or the following two business days should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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